SEC
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FEB 19 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

799 Central Ave. Suite 350
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Just (847) 926-5724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd. Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF Investments, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

OFFICIAL SEAL
ROSINA R MAHABEER
Notary Public - State of Illinois
My Commission Expires Jun 14, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SF Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SF Investments, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as SF Investments, Inc.'s auditor since 2017.

Denver, Colorado
February 13, 2019

SF Investments, Inc.

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	355,809
Receivable from and deposit with clearing broker-dealer		892,294
Accounts receivable from affiliates		691,232
Leasehold improvements (net of accumulated depreciation of $216,021)		22,339
Other assets		19,784
Total assets	$	1,981,458
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	41,300
Deferred rent		17,346
Total liabilities		58,646
Stockholders' equity		
Common stock, $1 par value, 25,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		1,013,445
Retained earnings		899,367
Total stockholders' equity		1,922,812
Total liabilities and stockholders' equity	$	1,981,458

See Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: SF Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition.

Securities owned: Securities owned are recorded on trade date and valued at fair value based on quoted market prices. The resulting realized gains and losses and change in unrealized gains and losses are reflected in net trading gains and losses on the statement of operations. Dividend income is recorded on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Accounts receivable from affiliates: Amounts receivable include, among other things, notes receivable due from employees and from affiliated companies (see Note 5). Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The allowance for doubtful accounts is based primarily on historical collection experience and continued employment. As of December 31, 2018, no allowance has been recorded.

Leasehold improvements: Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

Deferred rent: Operating lease obligations are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Rebates: The Company earns rebates from clearing broker for excess on deposits. Rebates are included in other income and recognized when earned and determinable.

Income taxes: The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay any federal corporate income taxes. Instead, the stockholders are liable for federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements. The Company, however, is subject to the Illinois replacement tax.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2018.

The Company is generally not subject to examination by U.S. Federal and state tax authorities for tax years before 2015.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Note 2. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following summarizes the Company's assets accounted for at fair value at December 31, 2018 using the fair value hierarchy:

Description	Level 1
Cash and cash equivalents	
Money market funds	$ 355,809
Receivable from and deposit with clearing broker-dealer	
Money market funds	788,347
Securities owned	
Equity securities	-
	$ 1,144,156

Securities owned traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last sales price on the day of the valuation. Money market mutual funds are valued based on the net asset value per share on the day of valuation. These financial instruments are classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 3. Receivable from and Deposit with Clearing Broker-Dealer

Amounts receivable from and deposit with clearing broker-dealer at December 31, 2018, include $911,945 of cash that has been swept into FDIC insured bank deposits of which $100,000 is a required clearing deposit. The FDIC insured bank deposits, also referred to as Liquid Insured Deposits (LIDs), are swept into money market deposit accounts at participating FDIC insured program banks.

Note 4. Common Stock

The Company has two classes of common stock. There are 200 shares of Class A voting common stock authorized and 100 shares issued and outstanding at December 31, 2018. There are also 25,000 shares of Class B non-voting common stock authorized, of which 9,900 shares are issued and outstanding.

Note 5. Related-Party Transactions

Accounts receivable from affiliates include $486,748 of reimbursements for bonuses paid, legal fees and various other operating expenses from various entities affiliated through common control.

The Company, being the paymaster for affiliates New Vernon Wealth Management and New Vernon Investment Management, entered into an expense sharing agreement with these entities in 2015. The Company provides administrative brokerage services to New Vernon Wealth Management LLC, an entity affiliated by common ownership.

The Company has an arrangement with Protective Insurance Corp. (formerly Baldwin & Lyons) to be reimbursed for various administrative, advisory, and travel expenses. Commission income was earned on Protective Insurance Corp. stock executions.

Accounts receivable from affiliates also includes $190,368 of advances made to various employees of the Company.

Accounts receivable from affiliates also includes $3,616 due from Sucsy, Fischer & Company, an investment banking firm that is registered through SF Investments, Inc. The receivable is attributable to rental space or occupancy charges and legal expenses, all of which occurred in 2018.

Note 6. Employee Benefit Plan

The Company has a defined contribution plan covering all eligible employees, as defined under Section 401(k) of the Internal Revenue Code.

Note 7. Commitments and Contingencies

The Company leases office space under a non-cancelable lease with minimum annual rental payments through December 2019. Expected minimum annual rental payments are approximately as follows:

2019	119,000
	$ 119,000

In February 2016, the FASB issued new guidance (ASC 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Adoption is not expected to have a material impact on net capital or aggregate indebtedness. Upon adoption there will be a right to use lease asset of $116,984.29 and an offsetting lease liability of $116,984.29.

Note 8. New Accounting Pronouncements

The FASB issued new guidance (ASC 606) relating to revenue recognition which became effective January 1, 2018. There are now five steps to be considered and evaluated to determine when revenue is recognized; (i) identify the contract with the customer, (ii) identify the performance obligation, (iii) determine the transaction price, (iv) allocate the transaction price amongst the performance obligation in the contract and (v) recognize revenue when the performance obligation is satisfied. Upon adoption of

Note 8. New Accounting Pronouncements (Continued

ASC 606, the company used the modified retrospective method and the impact was immaterial on the financial statements.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications. The Company expects the risk of loss to be remote.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customers' securities transactions are introduced to and cleared through the Company's clearing broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker-dealer, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker-dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in its trading accounts at its clearing broker-dealer and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,162,089, which was $1,062,089 in excess of its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was 0.0505 to 1.

Note 12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.